SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated September 6, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Eiger Technology, Inc.


Date: September 6, 2000     Mr. Gerry A. Racicot
                            President

                                  [LOGO] Eiger
                                             technology inc.

For Immediate Release                                Wednesday September 6, 2000

               EIGER TECHNOLOGY INC. FILES PRELIMINARY PROSPECTUS

Toronto, Ontario - Eiger Technology Inc. (Eiger) has received a preliminary receipt from the Ontario Securities Commission for its short form prospectus dated August 29, 2000. As a result of this filing Eiger received $6,690,654.30 from escrow cash. This is the culmination of many months of work resulting in prompt offering prospectus status for Eiger Technology. This development means that upon the filing of an Annual Information Form, Eiger can now file a short form prospectus on any financing in the future. "This is an important step in Eiger's development into a world-class company," said Keith Attoe, CFO, Eiger Technology Inc.

In other business, Nixxo Technology Inc.(Nixxo) business development is progressing on schedule. Nixxo is a core GSM chipset and operating system company with its operation in San Jose, CA. Nixxo is at the forefront of this tremendous technology and is in the development stage for the next generation of leading edge chipset. GSM continues to be the standard for cell phones in Europe, South America and much of South East Asia with 150 million GSM cell phones sold annually with a sales value of approximately $15 billon.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:
Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                    Phone (416) 216-8659 Fax (416) 216-1164
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